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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Maxcom Telecomunicaciones, S.A.B. de C.V.
(Name of Issuer)
Series A Common Stock
(Title of Class of Securities)
57773A 508(1)
(CUSIP Number)
December 31, 2008
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)
     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(1) CUSIP number is for the American Depositary Shares (“ADSs”) only. Each ADSs represents seven certificados de participación ordinarios (“CPOs”), each of which currently represents thee shares Series A Common Stock.
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
Page 1 of 16 Pages

CUSIP No.	57773A 508	13G/A	Page	2	of	16 Pages
[Repeat this page as necessary]

1	NAMES OF REPORTING PERSONS: Nexus-Maxcom Holdings I, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		- 0 -

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		226,258,438*

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER:

226,258,438*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

226,258,438* (See Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

28.7%

12	TYPE OF REPORTING PERSON*:

OO

*	Indicates actual shares of Series A Common Stock held directly by a reporting person or shares of Series A Common Stock in the form of CPOs held by a reporting person.

CUSIP No.	57773A 508	13G/A	Page	3	of	16 Pages
[Repeat this page as necessary]

1	NAMES OF REPORTING PERSONS: Nexus-Banc of America Fund II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		- 0 -

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		226,258,438*

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER:

226,258,438*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

226,258,438* (See Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

28.7%

12	TYPE OF REPORTING PERSON:

PN

*	Indicates actual shares of Series A Common Stock held directly by a reporting person or shares of Series A Common Stock in the form of CPOs held by a reporting person.

CUSIP No.	57773A 508	13G/A	Page	4	of	16 Pages
[Repeat this page as necessary]

1	NAMES OF REPORTING PERSONS: Nexus Partners II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		226,258,438*

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER:

226,258,438*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

226,258,438* (See Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

28.7%

12	TYPE OF REPORTING PERSON:

PN

*	Indicates actual shares of Series A Common Stock held directly by a reporting person or shares of Series A Common Stock in the form of CPOs held by a reporting person.

CUSIP No.	57773A 508	13G/A	Page	5	of	16 Pages
[Repeat this page as necessary]

1	NAMES OF REPORTING PERSONS: Jacques Gliksberg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER:

NUMBER OF		1,598,016

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		319,484,851*

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,598,016

WITH	8	SHARED DISPOSITIVE POWER:

		319,484,851*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	319,484,851* (See Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	40.5%

12	TYPE OF REPORTING PERSON:

	IN

*	Indicates actual shares of Series A Common Stock held directly by a reporting person or shares of Series A Common Stock in the form of CPOs held by a reporting person.

CUSIP No.	57773A 508	13G/A	Page	6	of	16 Pages
[Repeat this page as necessary]

1	NAMES OF REPORTING PERSONS: Marco Viola

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER:

NUMBER OF		1,260,021

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		319,146,856*

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,260,021

WITH	8	SHARED DISPOSITIVE POWER:

		319,146,856*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	319,146,856* (See Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	40.4%

12	TYPE OF REPORTING PERSON:

	IN

*	Indicates actual shares of Series A Common Stock held directly by a reporting person or shares of Series A Common Stock in the form of CPOs held by a reporting person.

CUSIP No.	57773A 508	13G/A	Page	7	of	16 Pages
[Repeat this page as necessary]

1	NAMES OF REPORTING PERSONS: Nexus Partners I, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		2,493,183

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		317,886,835*

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,493,183

WITH	8	SHARED DISPOSITIVE POWER:

		317,886,835*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	317,886,835* (See Item 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	40.3%

12	TYPE OF REPORTING PERSON:

	OO

*	Indicates actual shares of Series A Common Stock held directly by a reporting person or shares of Series A Common Stock in the form of CPOs held by a reporting person.

Item 1(a)	Name of Issuer:

Maxcom Telecomunicaciones, S.A.B. de C.V. (the “Company”).

Item 1(b)	Address of Issuer’s Principal Executive Offices:

Guillermo Gonzalez Camarena No. 2000
Colonia Centro de Ciudad Santa Fe
Mexico, D.F. 01210.

Item 2(a)	Name of Person Filing:

This Amendment No. 1 to Schedule 13G (“Amendment No. 1”) relates to the Series A Common Stock (the “Series A Common Stock”) of the Company and amends and supplements, as set forth below, the information contained in the Schedule 13G filed by the Reporting Persons (as defined below) with respect to the Company on February 14, 2008.

This Amendment No. 1 is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant  to Section 13 of the Act: Nexus-Maxcom Holdings I, LLC (“Nexus-Maxcom Holdings”), Nexus-Banc of America Fund II, L.P. (“NBAF II”), Nexus Partners II, L.P. (“NP II”), Nexus Partners I, LLC (“Nexus Partners”), Jacques Gliksberg and Marco Viola, each a “Reporting Person” and, collectively, the “Reporting Persons.”

The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Amendment No. 1 as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this Amendment No. 1 jointly in accordance with the provisions of 13d-1(k)(1) under the Act.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of Nexus-Maxcom Holdings, NBAF II, NP II, Nexus Partners and Mr. Gliksberg is: 400 Skokie Boulevard, Suite 265, Northbrook, IL 60062.

The address of the principal business office of Mr. Viola is: 1200 E. Putnam Avenue, Riverside, CT 06878.

Item 2(c)	Citizenship:

Each of Nexus-Maxcom Holdings, NBAF II, NP II, and Nexus Partners is organized under the laws of the State of Delaware.

Messrs. Gliksberg and Viola are citizens of the United States of America.

Item 2(d)	Title of Class of Securities:

Series A Common Stock.

Item 2(e)	CUSIP No.:

57773A 508

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not Applicable.

Item 4	Ownership:

Nexus-Maxcom Holdings is the direct beneficial owner of 226,258,438 shares of Series A Common Stock, or approximately 28.7% of the total outstanding Series A Common Stock.  Nexus Partners is the direct beneficial owner of 2,493,183 shares of Series A Common Stock, or approximately 0.3% of the total outstanding shares of Series A Common Stock.  Mr. Gliksberg is the beneficial owner of 1,598,016 shares of Series A Common Stock, or approximately 0.2% of the total outstanding shares of Series A Common Stock.  Of the shares of Series A Common Stock held by Mr. Gliksberg, 1,218,420 shares are owned directly by Mr. Gliksberg and his spouse as joint tenants, 210,000 are owned by G6 Partners LLC, a limited liability company of which Mr. Gliksberg is the manager, and 169,596 shares are owned through an account over which Mr. Gliksberg has power of attorney.  Mr. Viola is the direct beneficial owner of 1,260,021 shares of Series A Common Stock, or approximately 0.2% of the total outstanding shares of Series A Common Stock.

The shares of Series A Common Stock beneficially owned by Nexus-Maxcom Holdings may be deemed to be beneficially owned indirectly by: (i) NBAF II, its manager, (ii) NP II, the general partner of NBAF II, (iii) Nexus Partners, the general partner of NP II, and (iv) Messrs. Gliksberg and Viola, the managers of Nexus Partners.  The shares of Series A Common Stock directly owned by Nexus Partners may be deemed to be beneficially owned indirectly by Messrs. Gliksberg and Viola, its managers.

Additionally, Bank of America Corporation has retained Nexus Partners and Messrs. Gliksberg and Viola to manage all shares of Series A Common Stock beneficially owned by BAS Capital Funding Corporation (“BAS Capital”), which is the direct beneficial owner of 3,055,035 shares of Series A Common Stock, or approximately 0.4% of the total outstanding Series A Common Stock, BankAmerica Investment Corporation (“BAIC”), which is the direct beneficial owner of 338,347 shares of Series A Common Stock, or approximately 0.04% of the total outstanding Series A Common Stock, BASCFC-Maxcom Holdings I, LLC (“BASCFC”), which is the direct beneficial owner of 85,741,832 shares of Series A Common Stock, or approximately 10.9% of the total outstanding Series A Common Stock and Nexus-Maxcom Holdings.  As a result, Nexus Partners and Messrs. Gliksberg and Viola may be deemed to be the indirect beneficial owners of the shares beneficially owned directly by BAS Capital, BAIC, BASCFC and Nexus-Maxcom Holdings.

            All of the percentages calculated in this Amendment No. 1 are based upon an aggregate of 789,818,829 shares of Series A Common Stock outstanding as of December 31, 2007, as disclosed in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 13, 2008.

Item 5	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

See response to Item 4.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

The Reporting Persons may be deemed to be a “group” for purposes of Section 13(d)(3) of the Act.  Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this Amendment No. 1 shall not be construed as an admission that any such person is, for the purposes of Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Amendment No. 1 held by any other person.  The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Amendment No. 1.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable.

By:	/s/ Jacques Gliksberg

Name: Jacques Gliksberg

By:	/s/ Marco Viola

Name: Marco Viola

SCHEDULE 13G
 Index Exhibit

Exhibit Number	Exhibit Description
99.1	Joint Filing Agreement